Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

June 13, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

Our correspondence dated May 25, 2022, which responded to comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 28, 2022, April 25, 2022 and May 10, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”), included a response to the Staff to a comment regarding the Rule 18f-4 value at risk test, which comment and response have been reproduced below for reference:

“9. 3) Please advise, providing hypothetical calculations, how each of the Funds anticipates being able to achieve its objective while remaining in compliance with the Rule 18f-4 value at risk (“VaR”) test.”

Response:

3) The Funds intend to comply with the requirements of Rule 18f-4. The Funds’ portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Funds’ board of trustees (the “Board”) as the derivatives risk manager. The program will identify and provide an assessment of the Funds’ derivatives usage and risks as they pertain to the Funds’ usage of swaps and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Funds for analysis and monitoring by the Funds’ derivatives risk manager. In accordance with the Staff’s comment, the Funds will provide under a separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction.

In our May 25, 2022, response, we agreed to provide the Staff with a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction. Attached to this correspondence are the hypothetical examples referenced therein. Rule 18f-4 mandates VaR calculations for the purposes of estimating potential losses on an instrument or a portfolio (expressed as a percentage of the value of the portfolio’s net assets) over a specified time horizon at a given confidence level. The rule requires that a fund comply with a “relative” VaR test, unless the derivatives risk manager reasonably determines that a designated reference portfolio does not provide an appropriate reference portfolio for the relative VaR test, taking into account the fund’s investments, investment objectives, and strategy. If a fund makes such a determination, it must then comply with an “absolute” VaR test. A fund would satisfy the relative VaR test if its portfolio VaR did not exceed 200% of the VaR of its designated reference portfolio and would satisfy the absolute VaR test if its portfolio VaR did not exceed 20% of the value of the fund’s net assets. For the AXS 2X TSLA Bear ETF, the designated reference portfolio will be the iStoxx Inverse Leveraged 1X TSLA Net Return Index. For all of the other Funds, because there is currently no index that tracks the performance of the applicable issuer in the corresponding direction, the Funds’ derivatives risk manager has determined that there is no designated reference portfolio that is appropriate for relative VaR testing. Therefore, each Fund, other than the AXS 2X TSLA Bear ETF, will use an absolute VaR test. The hypothetical example for each of the Funds is provided in the attached Excel spreadsheet. Each sheet of the Excel spreadsheet is associated with an underlying issuer. Column V of each sheet shows the results of the VaR testing for the Bull Fund associated with the underlying issuer and column W shows the results of the VaR testing for the Bear Fund associated with the underlying issuer. The remaining columns show the data backing up the results shown in columns V and W.

Pursuant to Rule 18f-4, if a Fund determines that it is not in compliance with the applicable VaR test, it will come back into compliance promptly after such determination, in a manner that is in the best interests of the Fund and its shareholders. If the applicable Fund is not in compliance with the applicable VaR test within five (5) business days:

i.	the derivatives risk manager will provide a written report to the Fund’s Board and explain how and by when the derivatives risk manager reasonably believes the Fund will come back into compliance;
ii.	the derivatives risk manager will analyze the circumstances that caused the Fund to be out of compliance and update any program elements as appropriate to address those circumstances; and
iii.	the derivatives risk manager will provide a written report to the Board within thirty (30) calendar days of exceeding the applicable VaR test explaining how the Fund came back into compliance and the results of the derivatives risk manager’s analysis of the circumstances that caused the Fund to be out of compliance for more than five (5) business days and any updates made to the program elements to address those circumstances. If the Fund remains out of compliance with the applicable VaR test at that time, the derivatives risk manager’s report to the Board will update the report required by (i) and the derivatives risk manager will update the Board on the Fund’s progress in coming back into compliance at regularly scheduled intervals (the frequency of which will be determined by the Board).

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren